March 1, 2021

VIA EDGAR

Jonathan Burr

Office of Real Estate & Construction

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	FTAC Hera Acquisition Corp. Registration Statement on Form S-1 Filed February 1, 2021, as amended File No. 333-252605

Dear Mr. Burr:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of FTAC Hera Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Wednesday March 3, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Rahul Singla
Name: Title	Rahul Singla Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Peter Castoro
Name: Title:	Peter Castoro Vice President

As Representatives of the underwriters